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SECI 06007879 ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EVP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 South College St., Suite 3700
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Kreider 704.602.3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

201 South College St., Suite 2500 Charlotte NC 28244
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/17/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew B. Salisbury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EVP Securities, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Principal
Title

Teresa A. Rodgers
Notary Public
My Commission Expires Jan. 6, 2010

TERESA A. RODGERS NOTARY PUBLIC MECKLENBURG COUNTY, N.C.

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
EVP Securities LLC:

We have audited the accompanying statement of financial condition of **EVP Securities LLC** (a North Carolina limited liability company) (the Company) as of December 31, 2005, and the related statements of income, member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EVP Securities LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

201 South College Street
Suite 2500
Charlotte, NC 28244
T 704.632.3500
F 704.334.7701
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Grant Thornton

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Charlotte, North Carolina
February 1, 2006

EVP Securities LLC

Table of Contents

EVP Securities LLC

Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$1,978,038
Investment in certificate of deposit	10,000
	$1,988,038
Liabilities and Member's Equity	
Due to Edgeview Partners LLC	$ 115,957
Due to Edgeview, Inc.	361,867
Total liabilities	477,824
Commitments and contingencies	
Member's equity	1,510,214
	$1,988,038

The accompanying notes are an integral part of this financial statement.

EVP Securities LLC

Statement of Income
For the Year Ended December 31, 2005

Transaction fees	$12,446,402
Income from reimbursable expenses	458,277
Interest income	14,861
	$12,919,540
Operating expenses:	
Personnel and operating expenses allocated from Edgeview Partners LLC	12,159,555
Reimbursable expenses	418,403
Registration fees	38,000
Professional fees	35,129
Other	117
	12,651,204
Net income	$ 268,336

The accompanying notes are an integral part of this financial statement.

EVP Securities LLC

Statement of Member's Equity
For the Year Ended December 31, 2005

Balance, December 31, 2004	$1,241,878
Net income	268,336
Balance, December 31, 2005	$1,510,214

The accompanying notes are an integral part of this financial statement.

EVP Securities LLC

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 268,336
Adjustments to reconcile net income to net cash provided by operating activities:	
Due to Edgeview, Inc.	361,867
Due to Edgeview Partners LLC	1,264,899
Net cash provided by operating activities	1,895,102
Net increase in cash and cash equivalents	1,895,101
Cash and cash equivalents, beginning of year	82,936
Cash and cash equivalents, end of year	$1,978,038

The accompanying notes are an integral part of this financial statement.

Note A - Organization and Summary of Significant Accounting Policies

Organization and Nature of Operations

EVP Securities LLC (the Company), a North Carolina limited liability company (LLC), is an investment banking firm providing corporate finance services, including merger and acquisition assistance, private financing placement and advisory services to middle-market companies throughout the United States of America. The Company has elected to be registered as a broker-dealer and, thus, is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC) (see Note F). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities. EVP Securities LLC is a wholly owned subsidiary of Edgeview Partners LLC (Edgeview Partners or the Management Company). Payroll and payroll related expenses for Edgeview Partners is transacted through Edgeview, Inc., a related party through common ownership. See further discussion in Notes D and E.

Cash and Cash Equivalents

Short-term investments with maturities of three months or less are considered cash equivalents.

Income Taxes

As an LLC, the Company is treated as a partnership for federal and state income tax reporting purposes. As such, substantially all income of the Company is reported by the members of Edgeview Partners on their individual income tax returns. Accordingly, no provision for income taxes has been included in the accompanying statement of income.

Transaction Fee Revenue

The Company recognizes fee revenue from merger and acquisition and private financing placement-related services upon the closing of the related transaction.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Note B - Cash Paid for Interest and Income Tax

As the Company is an LLC, no cash was paid for income taxes in 2005. The Company did not incur interest expense in 2005. Accordingly, no cash was paid for interest during 2005.

Note C - Investment in Certificate of Deposit

As of December 31, 2005, the Company held a certificate of deposit in the amount of $10,000 with a financial institution. This certificate of deposit is scheduled to mature in June 2006 and bears an annual percentage interest rate of 3.36%.

Note D - Expense Sharing

Under the terms of an Expense Sharing Agreement, all expenses of the Company are paid on its behalf by the Management Company. In turn, certain expenses are charged to the Company, and the Company reimburses the Management Company, as follows:

Specific expenses related to a transaction where the revenues are recognized by the Company will be allocated in total to the Company. Regulatory expenses, including registration fees and other expenses that are a result of the broker-dealer status of the Company, and accounting and audit fees that may be specifically identified as applying to the Company will also be allocated in total to the Company. All other expenses, including rent, office equipment and supplies, secretarial and bookkeeping expenses, charges for furniture and fixtures, utilities, telephone, printing and stationery, insurance, publications and subscriptions, service contracts for quotation equipment and news wires, payroll taxes, data processing, travel, entertainment, salaries and expenses of the directors, employees and agents of the Company, professional fees incurred in the ordinary course of business and other ordinary administrative and overhead expenses will be allocated between the Company and the Management Company at a ratio that approximates the fee revenue expected to be recognized by each entity.

The Company will reimburse the Management Company on a monthly basis for expenses paid on its behalf.

Note E - Related-party Transactions

At December 31, 2005, $115,957 was due to Edgeview Partners and $361,867 was due to Edgeview, Inc. Also, as discussed in Note D, certain expenses were allocated to the Company in connection with its Expense Sharing Agreement with Edgeview Partners. For the year ended December 31, 2005, this allocation amounted to $12,159,555.

Note F - Securities and Exchange Commission Matters

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2005, the Company had net capital of $1,490,472, which was $1,458,617 in excess of its minimum net capital requirement of $31,855.

Reserve Requirements

The Company does not carry customer accounts. As such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(i) of that rule.

Aggregate Indebtedness

At December 31, 2005, the Company had aggregate indebtedness of $477,824. Amounts due to Edgeview Partners and Edgeview, Inc. totaled $115,957 and $361,867, respectively, as of December 31, 2005.

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – EVP Securities LLC as of December 31, 2005

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$1,510,214
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity qualified for Net Capital		$1,510,214
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital (notes payable to former stockholder)		
	B. Other (deductions) or allowable credits		
5.	Total capital and allowable subordinated liabilities		$1,510,214
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (page 3)		
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities – Proprietary capital charges		
	D. Other deductions and/or charges		
	E. Total deductions and/or charges		
7.	Other additions and/or allowable credits		
8.	Net capital before haircuts on securities positions		$1,510,214
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other	(19,742)	(19,742)
10.	Net Capital		$1,490,472

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – EVP Securities LLC as of December 31, 2005

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 18)	$ 31,855
12.	Minimum dollar net capital requirement of reporting broker or dealer	5,000
13.	Net capital requirement (greater of line 11 or 12)	31,855
14.	Excess net capital (line 10 less 13)	1,458,617
15.	Excess net capital of 1000% (line 10 (Schedule I) less 10% of line 18)	1,442,690

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities		$ 477,824
17.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts		
18.	Total aggregate indebtedness		$ 477,824
19.	Percentage of aggregate indebtedness to net capital (line 18 divided by line 10 (Schedule 1))		32.1%

The accompanying note to supplementary schedules is an integral part of this schedule.

Computation of Net Capital
Supporting Schedule
December 31, 2005

Description	Allowable Assets	Nonallowable Assets	Total
Cash and cash equivalents	$1,978,038	$0	$1,978,038
Investment in certificate of deposit	10,000	0	10,000
	$1,988,038	$0	$1,988,038

The accompanying note to supplementary schedule is an integral part of this schedule.

No material differences exist between the audited Computation of Net Capital (Schedule I) and the corresponding schedule included in the Company's unaudited December 31, 2005, Form X-17a-5 Part IIA filing, as amended.

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Member of
EVP Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedule of EVP Securities LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

201 South College Street
Suite 2500
Charlotte, NC 28244
T 704.632.3500
F 704.334.7701
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Grant Thornton

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Charlotte, North Carolina
February 1, 2006